

16013739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC

SEC FILE NUMBER
8- 67280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST 10TH STREET
(No. and Street)

WEST POINT	GEORGIA	31833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK E. PLAN, PRESIDENT 706-645-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

6 CONCOURSE PARKWAY, SUITE 600 ATLANTA, GEORGIA 30328

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public MY COMMISSION EXPIRES MAY 22,2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2015

with

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2015


Warren
Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a Georgia corporation) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of JSL Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Atlanta, Georgia
February 26, 2016

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and Cash Equivalents	$ 1,692,747
State Income Tax Receivable	919
Prepaid Expense	15,349
TOTAL ASSETS	$ 1,709,015

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Parent	$ 22,601
Accrued Expenses	118,164
Stockholder's Equity	
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Paid-in Capital	130,490
Retained Earnings	1,437,750
TOTAL STOCKHOLDER'S EQUITY	1,568,250
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,709,015

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Commissions Revenue	$ 2,007,864
Operating Expenses	
Compensation Expense	1,274,785
Management Fees	120,396
Other	123,366
Total Operating Expenses	1,518,547
Income before Income Tax Expense	489,317
Income Tax Expense	190,936
Net Income	$ 298,381

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2015

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 10	$ 130,490	$1,139,369	$1,269,869
Net Income	-	-	298,381	298,381
Balance at December 31, 2015	$ 10	$ 130,490	$1,437,750	$1,568,250

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net Income	$ 298,381
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expense	(5,651)
Decrease in income tax receivable	5,986
Increase in other accrued expenses	64,960
Decrease in due to parent	(118,949)
Net Cash Provided by Operating Activities	244,727
NET INCREASE IN CASH AND CASH EQUIVALENTS	244,727
Cash and Cash Equivalents at Beginning of Year	1,448,020
Cash and Cash Equivalents at End of Year	$ 1,692,747
Supplemental Cash Flow Disclosures:	
Income taxes paid (Note E)	$ 15,950

See accompanying notes to financial statements.

JSL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. The Company engages in limited securities business that does investment company and variable contract business solely on an application basis. The Company is an introducing broker and clears trades through Royal Alliance Associates, Inc., Financial Service Corporation, and various other clearing broker dealers.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly commission income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable.

Cash and Cash Equivalents: For the purpose of reporting cash flows, the Company considers all demand notes and short-term investments with maturities of three months or less to be cash equivalents.

Concentration of Credit Risk: The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, JSL.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2014, 2013 and 2012 which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2015, two sources accounted for approximately 93% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2015 and February 26, 2016 which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with four separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third party broker dealer. Company sales representatives are affiliated with both the third party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third party broker dealer and instead direct the third party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third party broker dealer agreements during 2015 totaled $1,923,535 of which the Company recognized $1,664,322 from Royal Alliance, $206,417 from Financial Service Corporation, and $52,796 from all other third party broker dealers.

NOTE C—RELATED PARTY TRANSACTIONS

Effective March 1, 2007, JSL Securities entered into an Expense Sharing Agreement with JSL. JSL Securities agreed to pay JSL for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2015, JSL Securities reimbursed JSL approximately $120,000 under the Agreement. Additionally, JSL funded payment for federal income taxes for the Company during 2015 which were accounted for through the Due to Parent account.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. Reference Schedule I included in Supplemental Information of this report. At December 31, 2015, the Company had net capital of $1,551,326, which was $1,541,941 in excess of required net capital.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 169,000
State	21,936
	$ 190,936

The income tax provision differs from the amounts that would be obtained by applying federal and state statutory corporate tax rates to pretax income as follows:

Income tax expense at the statutory rate:	$ 197,168
Increase (Decrease) resulting from:	
State income taxes, net of federal income tax benefit	(9,103)
Meals and entertainment	2,871
Total income tax expense	$ 190,936

NOTE E—INCOME TAXES - CONTINUED

The Company files its federal income tax return as part of a consolidated group with JSL. The Company and JSL have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return. The Company files a separate state income tax return.

As of December 31, 2015, the Company has recorded a federal income tax expense of $169,000, of which $159,000 has been repaid to the parent and $10,000 is recorded as a related party payable, Due to Parent, for its share of the consolidated federal income tax liability. For 2015, the Company has also recorded a state income tax expense of $21,936 and has made state estimated income tax payments totaling $15,950.

SUPPLEMENTARY INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2015

Computation of Net Capital		
Total stockholder's equity	$	1,568,250
Deduct non-allowable assets		16,924
Net capital	$	1,551,326
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	140,765
Computation of Minimum Net Capital Requirement		
Net capital	$	1,551,326
Minimum net capital to be maintained (Greater of $5,000 or 6 2/3% of total aggregate indebtedness)		9,385
Net capital in excess of requirement	$	1,541,941
Percentage of aggregate indebtedness to net capital		9.07%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2015 as filed on January 22, 2016 and the audited financial statements at December 31, 2015.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
December 31, 2015

The following statements and computations are not applicable at December 31, 2015, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

JSL Securities, Inc.
Exemption Report
December 31, 2015

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulaged by the Securities and Exchange Commission (17 C.F.R. §240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F. R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the year ended December 31, 2015 without exception.

JSL Securities, Inc.

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Frank E. Plan
President

February 26, 2016



6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision for the year ended December 31, 2015 without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 26, 2016

JSL Securities, Inc.
Exemption Report
December 31, 2015

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulaged by the Securities and Exchange Commission (17 C.F.R. §240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F. R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the year ended December 31, 2015 without exception.

<u>**JSL Securities, Inc.**</u>

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Frank E. Plan
President

February 26, 2016


Warren
Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision for the year ended December 31, 2015 without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 26, 2016



6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of JSL Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by JSL Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSL Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. JSL Securities, Inc.'s management is responsible for JSL Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in account 3450763201, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the general ledger noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, we noted no overpayment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, Georgia
February 26, 2016